UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:
Lynx City LLC

Legal status of Issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Connecticut

    Date of Organization:
    May 3, 2019

Physical Address of Issuer:
102 Wooster St, A5, Bethel, CT 06801, United States

Website of Issuer:
https://www.lynx.city/

Name of Intermediary through which the Offering will be Conducted:
OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:
0001751525

SEC File Number of Intermediary:
007-00167

CRD Number of Intermediary:
283874

Current Number of Employees:
5

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$236,567	$168,924
Cash and Cash Equivalents	$2,967	$6,513
Accounts Receivable	$0	$0
Short-term Debt	$25,098	$5,083
Long-term Debt	$43,621	$5,083
Revenues/Sales	$557,783	$0
Cost of Goods Sold	$24,293	$0
Taxes Paid	$0	$0
Net Income	-$219,851	-$20,938

May 17, 2021

Lynx City LLC

Lynx City LLC ("**LEEN,**" the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR solely for the purpose of furnishing certain information about the Company as required under Regulation CF and by the Securities and Exchange Commission.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C-AR; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this document or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at https://www.lynx.city/ no later than 120 days following the end of its fiscal year.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.lynx.city/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

TABLE OF CONTENTS

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Lynx City LLC is a Connecticut limited liability company formed on May 3, 2019.

The Company is located at 102 Wooster St, A5, Bethel, CT 06801, United States.

The Company's website is https://www.lynx.city/

The Company conducts business in Florida and Connecticut and is planning to expand into new markets.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early and still working on implementing its business plan. There can be no assurance that we will ever operate profitably or that if profitability is achieved, we will be able to maintain profits regularly. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East and there have been cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. At this point, the extent to which the coronavirus may impact our results is uncertain, however, it is possible that our results in 2020 may be negatively impacted by this event. The impacts of the outbreak are unknown and rapidly evolving.

The amount of capital the Company raised in the Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Alan Moisio, our CEO, David Harvey, our COO, Derek Pierson, our CTO, and Nathaniel Brogadir, our CBO. The Company has or intends to enter into employment agreements with Alan Moisio, David Harvey, Derek Pierson, and Nathaniel Brogadir, however there can be no assurance that it will do so or that any of them will continued to be employed by the Company for a particular period of time. The loss of any of them could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY

ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

We are a micro mobility technology company. We believe personalized transportation in the form of scooters and e-bikes will allow for safer, cleaner, and more convenient modes of travel. We use state-of-the-art hardware and software to allow for maximum efficiency and productivity. The founding team are all successful entrepreneurs and bring a wealth of experience to help capitalize on this trend.

Business Plan

The Company is in the business of renting electric scooters on a per minute, hour, daily or weekly basis to customers in certain towns and cities. The Company intends to expand into additional smaller markets where the Company can avoid competing directly with others in the space and, whenever possible, it will seek to receive the exclusive rights to be in such locations.

The Company's Products and/or Services

Product / Service	Description	Current Market
Acton	Scooter	Deployed in Connecticut and Florida

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

There are several competitors in the space, including Bird and Lime. The Company intends to differentiate by bidding on smaller markets where it is expected there will be less competition. The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private- label brands. Product quality, performance, value and packaging are also important differentiating factors. Bird, Lime, Bolt, Razor

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

The Company has significant valuable intellectual property in the form of trade secrets, customer and vendor lists.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not currently subject to or aware of any threatened litigation.

<h1 style="text-align:center">MANAGERS & KEY EMPLOYEES</h1>

The managers and key employees of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Alan Moisio	CEO, Manager	Lynx City- CEO, January 2019- Present Complete Control Systems- Owner, July 2009-Present	Western Connecticut State University- B.A.
David Harvey	COO, Manager	Lynx City, COO, May 2019 – Present. Delivery.com, COO, July 2020 – Present. Dogs Unleashed, CEO, Feb 2019 – Present. Vroom Service Now, COO, Jul 2016 – Jul 2019.	High School (1999)
Derek Pierson	CTO, Manager	Lynx City, CTO, Jan 2019 – Present. Complete Control Systems, Co-Owner, Jul 2009 – Present.	High School (2001)
Nathaniel Brogadir	CBO	Lynx City, CBO, 2020-Present. Delivery.com, CBO/VP of Business Development, Jun 2017-Present. Beyond Hook, Member, Nov 2019 – Present. Board Member, various boards, Nov 2016 – Present.	University of Pennsylvania, B.A. Economics (2007)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Connecticut law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's capitalization structure is as follows:

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Series B Interests
Number of membership units Outstanding	100 units issued to Orlando Members (as defined below) and 10 units issued to Bridgeport Members (as defined below.
Par Value Per Membership Unit	N/A
Voting Rights	No
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	See "Profit Share" section below.
Other Material Terms	100 units issued to Orlando Members (as defined below) and 10 units issued to Bridgeport Members (as defined below.

Type	Interests held by managing members
Number of membership units Outstanding	Not represented by units
Par Value Per Membership Unit	N/A
Voting Rights	The managing members vote generally based on percentage interests held by the managing members and a majority is generally required.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional interests which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100% - Subject to profit shares (see "Profit Share" below)

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$69,515
Voting Rights	None
Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0% (The Crowd SAFE may convert to equity in the future)
Valuation Cap	$10,000,000
Discount Rate	20%

Profit Share

Profits Interests Generally

Limited liability companies are flexible entities that allow the members to broadly determine the governance structure and the distribution of profits and losses (and accompanying tax allocations). Limited liability companies are, by default (assuming they have more than one member), taxed as a partnership. While state laws often allow for flexible arrangements of determining profits and losses, federal tax law does impose some limitations, and generally, partnership rights to receive cash or assets of a company are divided into "capital," "profits," and "losses." Members with a right to receive "capital" are entitled to the assets of the company upon the dissolution of the company. Members who hold profits or loss interests only have the rights to the profits/losses of the company. Profits and losses can be further subdivided to only allocate certain profits or certain losses to particular members.

Company's Class B Interests

The Company has sold certain membership interests to various investors. Such membership interests are currently designated as "Class B Interests" and such Class B Interests are further divided as follows: (1) the first group has a 40% profit share interest in the Company's operations in Orlando Florida ("**Orlando Members**"); and (2) the second group has a 25% profit share interest in the Company's operations in Bridgeport Connecticut ("**Bridgeport Members,**" and, collectively with the Orlando Members, the "**Investor Members**").

The Investor Members in each group have limited voting rights and only have the rights to share in the profits derived from the operations in their respective groups based on their respective profit share and then based on their pro-rata portion of contributed capital in each group. For example, an Orlando Member who contributed 10% of the capital of all Orlando Members would be entitled to receive 4% of all profits distributed that were generated from the Orlando operations (40% multiplied by 10%).

Expected Outlook and Changes

The Company, however, intends to convert to a corporation within the next 12-24 months, and on or before such conversion, intends to cause the Investor Members to convert their Class B Interests to either stock in the newly converted company or to a convertible security such as a Simple Agreement for Future Equity and, if the latter, the Company intends that such SAFE have the same or substantially similar terms as the Security.

Outstanding Debt

The Company has the following debt outstanding: None.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Alan Moisio	Membership Interests	30.00%
David Harvey	Membership Interests	30.00%
Derek Pierson	Membership Interests	30.00%

Prior Offerings

We have made the following issuances of securities within the last three years:
Summary

The following is an aggregation of the sales the Company has made in the previous 3 years. In general, the Company has conducted two rounds of fund raising with the principal purpose of raising capital upon launching in two markets.

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Exemption from Registration Used or Public Offering
Series B Units (Bridgeport)	$60,000	10 Units	Acquisition of Scooters	Section 4(a)(2)
Series B Units (Orlando)	$200,000	100 Units	Acquisition of Scooters	Section 4(a)(2)
Crowd SAFE	$69,515	1 SAFE	Working Capital	Regulation Crowdfunding

Detailed

The following is a detailed list of the issuances of securities the Company has made in the prior 3 years. Please see the use of proceeds and the exemption relied upon in the table above under "Summary."

Security Type	Date Sold	Principal Amount Sold	Number of Units
Series B Units (Bridgeport)	November 19, 2019	$5,000	2.5
Series B Units (Bridgeport)	November 25, 2019	$11,000	5.5
Series B Units (Bridgeport)	January 3, 2020	$35,000	17.5
Series B Units (Bridgeport)	December 13, 2019	$12,500	6.25
Series B Units (Bridgeport)	November 22, 2020	$5,000	2.5
Series B Units (Bridgeport)	December 30, 2019	$2,000	1
Series B Units (Bridgeport)	December 6, 2019	$26,000	13
Series B Units (Bridgeport)	December 9, 2019	$55,000	27.5
Series B Units (Bridgeport)	December 12, 2019	$10,000	5
Series B Units (Bridgeport)	January 14, 2020	$10,000	5
Series B Units (Bridgeport)	January 2, 2020	$10,000	5
Series B Units (Bridgeport)	December 23, 2019	$4,000	2
Series B Units (Bridgeport)	January 7, 2020	$12,500	6.25
Series B Units (Bridgeport)	December 9, 2020	$2,000	1
Series B Units (Orlando)	January 24, 2020	$12,000	2
Series B Units (Orlando)	March 10, 2020	$6,000	1
Series B Units (Orlando)	March 18, 2020	$6,000	1
Series B Units (Orlando)	February 25, 2020	$12,000	2
Series B Units (Orlando)	February 20, 2020	$6,000	1
Series B Units (Orlando)	March 13, 2020	$6,000	1

Series B Units (Orlando)	February 5, 2020	$6,000	1
Series B Units (Orlando)	March 9, 2020	$6,000	1
Managing Member Interests*	January 30, 2019	$108,000	N/A
Managing Member Interests*	May 15, 2019	$45,000	N/A
Managing Member Interests*	Jan 20, 2020	$0	N/A
Crowd SAFE	May 1, 2021	$69,515	1 SAFE

*As managing member interests, these issuances may not have been securities. If, however, these issuances would be deemed to be securities, the Company has relied upon Section 4(a)(2) of the Securities Act.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alan Moisio
_____
(Signature)

Alan Moisio
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Alan Moisio
_____
(Signature)

Alan Moisio
_____
(Name)

CEO, Manager
_____
(Title)

May 17, 2021
_____
(Date)

/s/David Harvey
_____
(Signature)

David Harvey
_____
(Name)

COO, Manager
_____
(Title)

May 17, 2021
_____
(Date)

/s/Derek Pierson

(Signature)

Derek Pierson

(Name)

CTO, Manager

(Title)

May 17, 2021

(Date)

/s/Nathaniel Brogadir

(Signature)

Nathaniel Brogadir

(Name)

CBO

(Title)

May 17, 2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Alan Moisio, being the CEO of Lynx City LLC, hereby certify as of the date of this Form C-AR that the financial statements of Lynx City LLC included in this Form are true and complete in all material respects.

/s/ Alan Moisio
_____
(Signature)

Alan Moisio
_____
(Name)

CEO
_____
(Title)

May 17, 2021
_____
(Date)

EXHIBIT A

Financial Statements

Lynx City LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America - Checking	2,233.98
Peoples Checking	733.42
Total Bank Accounts	**$2,967.40**
Other Current Assets	
Prepaid Insurance	23,598.07
Total Other Current Assets	**$23,598.07**
Total Current Assets	**$26,565.47**
Fixed Assets	
Accumulated Depreciation	-155,031.00
Scooters	
Scooters - Bridgeport	149,474.55
Scooters - Orlando	159,844.10
Total Scooters	**309,318.65**
Vehicles	
Vehicles - Bridgeport	42,838.88
Vehicles - Orlando	11,875.00
Total Vehicles	**54,713.88**
Total Fixed Assets	**$209,001.53**
Other Assets	
Deposits	1,000.00
Total Other Assets	**$1,000.00**
TOTAL ASSETS	**$236,567.00**

Lynx City LLC

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card	
Chase CC - 4471	24,981.63
Total Chase Credit Card	**24,981.63**
Total Credit Cards	**$24,981.63**
Other Current Liabilities	
Other Current Liabilities	116.23
Total Other Current Liabilities	**$116.23**
Total Current Liabilities	**$25,097.86**
Long-Term Liabilities	
Auto Finance - Bridgeport	36,621.41
Loan Payable - SBA	7,000.00
Total Long-Term Liabilities	**$43,621.41**
Total Liabilities	**$68,719.27**
Equity	
Contributions	105,210.38
Owner's Equity	54,162.66
Owner's Investment - Bridgeport	72,000.00
Owner's Investment - Orlando	198,000.00
Owner's Pay & Personal Expenses	-16,600.00
Retained Earnings	-25,074.00
Net Income	-219,851.31
Total Equity	**$167,847.73**
TOTAL LIABILITIES AND EQUITY	**$236,567.00**

"No assurance can be provided for this statement"

Lynx City LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Rental Fees	0.00
Rental Fees - Bridgeport	306,654.30
Rental Fees - Orlando	251,128.22
Total Rental Fees	**557,782.52**
Total Income	**$557,782.52**
Cost of Goods Sold	
Cost of Revenue	14,532.71
Shipping, Freight & Delivery - COS	
Shipping, Freight & Delivery - COS Bridgeport	9,760.52
Total Shipping, Freight & Delivery - COS	**9,760.52**
Total Cost of Goods Sold	**$24,293.23**
GROSS PROFIT	**$533,489.29**
Expenses	
Advertising & Marketing	5,534.87
Advertising & Marketing - Bridgeport	478.57
Advertising & Marketing - Orlando	478.58
Total Advertising & Marketing	**6,492.02**
Bank Charges & Fees	1,418.35
Car & Truck	18,143.97
Car & Truck - Orlando	2,525.36
Car and Truck - Bridgeport	2,525.36
Total Car & Truck	**23,194.69**
Car & Truck Expenses	1,003.24
Cell Phone	11,297.72
Computer & Technology	247.08
Contractor Expense	1,800.00
Contractors	5,448.09
Contractors - Bridgeport	523.24
Total Contractors	**5,971.33**
Insurance	
Insurance - Bridgeport	23,997.28
Insurance - Orlando	75,971.58
Total Insurance	**99,968.86**
Interest Paid	7,581.17

Lynx City LLC

Profit and Loss
January - December 2020

	TOTAL
Job Supplies	3,930.22
Job Supplies - Bridgeport	8,531.94
Job Supplies - Orlando	2,130.00
Total Job Supplies	**14,592.16**
Legal & Professional Services	22,583.88
Legal & Professional Svcs - Bridgeport	1,650.00
Legal & Professional Svcs - Orlando	7,162.50
Total Legal & Professional Services	**31,396.38**
Meals & Entertainment	2,029.70
Meals & Entertainment Expense	6,353.28
Office Expenses & Postage	4,552.14
Office Supplies & Software	18,258.84
Other Expenses	648.74
Payroll	6,832.36
Payroll - Bridgeport	114,844.37
Payroll - Orlando	85,209.77
Payroll Fees	3,003.23
Payroll Taxes	19,321.74
Total Payroll	**229,211.47**
Rent & Lease	21,750.11
Repairs & Maintenance	223.20
Repairs & Maint - Bridgeport	1,716.80
Repairs & Maint - Orlando	6,566.90
Total Repairs & Maintenance	**8,506.90**
Software Lease Expense	48,692.37
Taxes & Licenses	20,569.76
Taxes and Licenses - Bridgeport	18,011.02
Taxes and Licenses - Orlando	6,795.50
Total Taxes & Licenses	**45,376.28**
Travel	7,724.61
Travel Expense	4,218.97
Utilities	1,118.21
Utilities - Bridgeport	225.00
Utilities - Orlando	4,054.98
Total Utilities	**5,398.19**
Total Expenses	**$607,684.60**
NET OPERATING INCOME	**$ -74,195.31**

Lynx City LLC

Profit and Loss
January - December 2020

	TOTAL
Other Expenses	
Depreciation	
Depreciation - Bridgeport	45,621.00
Depreciation - Orlando	100,035.00
Total Depreciation	**145,656.00**
Total Other Expenses	**$145,656.00**
NET OTHER INCOME	**$ -145,656.00**
NET INCOME	**$ -219,851.31**

"No assurance can be provided for this statement"

Lynx City LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-219,735.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaid Insurance	-23,598.07
Accumulated Amortization	-232.00
Accumulated Depreciation	145,656.00
Chase Credit Card:Chase CC - 4471	24,981.63
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**146,807.56**
Net cash provided by operating activities	**$ -72,927.52**
INVESTING ACTIVITIES	
Scooter Software	13,940.00
Scooters:Scooters - Bridgeport	-149,474.55
Scooters:Scooters - Orlando	-20,360.10
Vehicles:Vehicles - Bridgeport	-42,838.88
Vehicles:Vehicles - Orlando	-2,500.00
Deposits	-1,000.00
Net cash provided by investing activities	**$ -202,233.53**
FINANCING ACTIVITIES	
Auto Finance - Bridgeport	36,621.41
Loan Payable - SBA	7,000.00
Contributions	105,210.38
Owner's Equity	-116.23
Owner's Investment - Bridgeport	72,000.00
Owner's Investment - Orlando	67,500.00
Owner's Pay & Personal Expenses	-16,600.00
Net cash provided by financing activities	**$271,615.56**
NET CASH INCREASE FOR PERIOD	**$ -3,545.49**
Cash at beginning of period	6,512.89
CASH AT END OF PERIOD	**$2,967.40**

"No assurance have been provided for this statement".